Date: March 15, 2012

Via EDGAR

United States Securities and Exchange Commission

100F Street, N.E.

Washington D.C., 20549-7010

Att: Sonia Bednarowski or John Sticke, Staff Attorneys

Division of Corporation finance

Re: Global Seed Corporation

Amended Registration No: 7 Statement on Form S-1

Filed March 9, 2012

File No.333-177157

Dear Ms. Bednarowski or Mr. Stickel:

In response to your lettered dated March 14, 2012, concerning the Registration Statement on Form S-1 filed on March 9, 2012, our attorney has updated the Exhibit 5 as part of this filing. There is no other revision on the amendment #7 Statement on Form S-1.

Any communications, please send a copy to Kristie L. Lewis Attorney-At-Law P.O. Box 31472 Houston, Texas 77231 Tel: (832)-598-7435 Fax: 832-553-1902 E-mail: Klewisattyatlaw@gmail.com

Please also send an extra copy to the following e-mail address: zhidasu726@yahoo.com

Sincerely,

/s/ Su Zhi Da

CEO/CFO